

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4631

November 18, 2009

By U.S. Mail

Jeffrey Stroburg
Chief Executive Officer
REG Newco, Inc.
416 South Bell Avenue
Ames, IA 50010

> **Re: REG Newco, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed November 12, 2009**
> **File No. 333-161187**

Dear Mr. Stroburg:

We have reviewed your filing and have the following comments.

Amendment No. 3 to Registration Statement on Form S-4

General

1.   Please revise your registration statement to update your financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

Consolidated Financial Statements of Renewable Energy Group, Inc. and Subsidiaries, page F-3

Note 2 – Summary of Significant Accounting Policies, pages F-9 and F-38

Preferred Stock Accretion, pages F-12 and F-41

2.   We note your revised disclosures in response to prior comment 11; however, it remains unclear how you reached your conclusion that accretion of the carrying amount of your preferred stock to its redemption amount is not required pursuant to paragraph 15 of EITF D-98. Specifically, we note that your preferred shares become redeemable on or after August 1, 2011. We further note that if a QPO occurs prior to August 1, 2011, the preferred shares will be automatically converted into common stock. As we have previously indicated, it appears that management would have to conclude that it is probable that a QPO will occur prior to the redemption date in order to conclude that it is not probable that the preferred stock will become redeemable. Please provide us with a comprehensive analysis to support your conclusion that the preferred stock will not

Jeffrey Stroburg
REG Newco, Inc.
November 18, 2009
Page 2

become redeemable or revise to accrete the carrying amount of your preferred shares to its redemption amount.

Note 4 – Redeemable Preferred Stock, page F-52

Conversion Rights, page F-54

3.   In your response to prior comment 12, you stated that the predetermined price per share of in a QPO is $22.00 per share; however, your note disclosure indicates common share prices of $19.00 or $21.50, depending on the tranche of preferred stock. Please advise us as to which of these is correct and revise your registration statement as appropriate.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Dale Welcome, staff accountant, at (202) 551-3865 or Jeanne Baker, assistant chief accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Dieter King, staff attorney, at (202) 551-3338 or the undersigned at (202) 551-3760 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Heidi E. Mayon, Esq. (Via Facsimile 415-983-1200)